EXHIBIT 8.1

SUBSIDIARIES OF GASLOG PARTNERS LP

The following companies are subsidiaries of GasLog Partners LP:

Name of Subsidiary	Jurisdiction of Incorporation	Proportion of Ownership Interest
GAS-three Ltd.	Bermuda	100%
GAS-four Ltd.	Bermuda	100%
GAS-five Ltd.	Bermuda	100%
GAS-sixteen Ltd.	Bermuda	100%
GAS-seventeen Ltd.	Bermuda	100%
GAS-nineteen Ltd.	Bermuda	100%
GAS-twenty Ltd.	Bermuda	100%
GAS-twenty one Ltd.	Bermuda	100%
GasLog Partners Holdings LLC	Marshall Islands	100%